Second Quarter
Report to Shareholders
for the SIX months ended DECEMBER 31, 2000
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

TO OUR SHAREHOLDERS

FANTOM TECHNOLOGIES INC.

For the three months ended December 31, 2000 (Q2 F'2001) the Company recorded a net loss of $3.2 million or $0.35 per share (based on 9,130,408 shares outstanding) compared with net income of $3.5 million or $0.39 per share (based on 9,098,008 shares outstanding) for the year-earlier period. Sales were $39.5 million compared with $60.9 million for the year-earlier period.

For the six months ended December 31, 2000 the Company recorded a net loss of $3.4 million or $0.37 per share (based on 9,130,408 shares outstanding) compared with net income of $6.9 million or $0.76 per share (based on 9,072,063 shares outstanding) for the year-earlier period. Sales were $89.1 million compared with $118.0 million for the year-earlier period.

Our results were affected by intense competitive activity within the bagless segment of the vacuum-cleaner market. All major competitors have introduced bagless vacuums following Fantom's successful origination of the category. This has led to less differentiation of Fantom's product line, a greater perceived interchangeability of products among consumers and a resultant cycle of price reductions.

Our unit sell-through and market share of upright vacuums in the November/December 2000 period increased over the same period in the previous year. However, our revenue per unit fell substantially due to price reductions necessitated by competitive pressures. Also, orders in December 2000 were negatively impacted by the general softness experienced by retailers during the holiday season.

The Company's gross margin declined to 23.0% in Q2 of fiscal 2001 from 37.0% in Q2 of fiscal 2000. The decline was due to price reductions made in response to competitive actions, a shift in mix to lower margin accounts and a $1.5 million inventory write-down recorded to reflect the weaker after-market and lower net realizable value of refurbished vacuums. Selling, general and administrative expenses declined 20.3% from the year-earlier period but as a percentage of sales increased to 34.1% in Q2 of fiscal 2001 from 27.7% in Q2 of fiscal 2000. The increase, as a percentage of sales, was due to higher levels of trade spending for advertisements in retail flyers and for adjustments to the pricing of in-store inventory.

Research and development spending in Q2 of fiscal 2001 totaled $2.1 million (net of tax credits of $0.1 million). Of this total, $1.0 million was capitalized, $0.7 million was allocated against deferred costs and $0.4 million was expensed (net of tax credits of $0.1 million). For the first half of the current fiscal year, research and development spending was $3.5 million (net of tax credits of $0.2 million) of which $1.5 million was capitalized, $1.0 million was allocated against deferred costs and $1.0 million was expensed (net of tax credits of $0.2 million).

While our new product activities have required significant capital and organizational resources, we have also focused intensely on reducing manufacturing costs for our current product line to assist us in our transition.

In addition, to conserve cash during our transformation to new technologies, the Company advised on February 2, 2001 that it has suspended payment of its quarterly cash dividend. The Company stated that it would consider reinstating a dividend following improvement of the Company's financial performance.

Importantly, we are confident that our strategy of developing and introducing innovative new products will help us to increase our listings with retailers and realize higher prices and margins.

VACUUM-CLEANER INITIATIVES

In the second quarter of calendar 2001, our plans include the launch of a major new line of corded vacuums that incorporates superior, proprietary technology and provides meaningful advantages to end-users. We expect this to mark the start of the renewal of our floor-care business. This summer, we plan to revitalize our product line further with the introduction of our full-performance wireless vacuum. We presented our complete line-up of new floor-care products to retailers at the recent International Housewares Show in Chicago, where it received a very positive reception.

FANTOM(R) CALYPSO(TM) MICROBIOLOGICAL WATER PROCESSOR

We are pleased to advise that consumers will soon be able to buy one of the most significant breakthrough products for home water treatment, the FANTOM(R) CALYPSO(TM) Micro-biological Water Processor. This countertop appliance gives consumers confidence that they are drinking microbiologically safe, great-tasting water.

What makes the CALYPSO(TM) product so unique is that it incorporates processes used by the world's most advanced municipal water-treatment facilities and water-bottling plants to kill microorganisms, eliminate or reduce many contaminants and provide delicious-tasting water. In the first stage of the treatment process, ozone, one of the most powerful and safe disinfecting agents available for water treatment, is bubbled through the water to kill potentially harmful microorganisms. In the second stage, the water is pumped through a custom-blended, carbon-block filter.

This revolutionary appliance has been thoroughly tested for its disinfection efficacy and filtration efficiency by third-party laboratories specializing in water testing.

Four different types of microorganisms were used to test the CALYPSO(TM) appliance's disinfection efficacy: MS2 Coliphage, Escherichia coli (E.coli) 0157:H7, Salmonella typhimurium and Bacillus subtilis spores. E.coli and Salmonella typhimurium are pathogenic bacteria that can contaminate drinking water. MS2 coliphage, E.coli and Bacillus subtilis spores can act as surrogates for specific microorganisms: MS2 coliphage for human enteric viruses such as Coxsackie, Norwalk and Polio; E. coli for bacteria such as Listeria monocytogenes and Staphylococcus aureus; and Bacillus subtilis spores for Cryptosporidium and Giardia.

The disinfection studies were undertaken by an independent microbiological laboratory, GAP EnviroMicrobial Services, using United States Environmental Protection Agency (USEPA) Test Waters No. 1 and 3, as outlined in the "Guide Standard and Protocol for Testing Microbiological Water Purifiers (April 1997)." USEPA Test Water No. 1 is similar to most municipal drinking waters, but does not contain disinfectants such as chlorine. USEPA Test Water No. 3 is a stressed-challenge water that has been altered both chemically and physically to provide a "worst case" scenario. The microbial cell concentrations tested were much higher than those found in even grossly contaminated drinking water.

The FANTOM(R) CALYPSO(TM) Microbiological Water Processor achieved what Fantom believes are unprecedented results for a countertop, water-treatment device. The percent reductions for both test waters after the two-stage process of ozone application and carbon-block filtration were equal to or greater than 99.99999% (7 log) for MS2 coliphage, 99.99999999% (10 log) for Escherichia coli (E.coli) 0157:H7, 99.999999% (8 log) for Salmonella typhimurium, and 99.9999% (6 log) for Bacillus subtilis spores.

NSF International has tested and certified the CALYPSO(TM) product according to NSF Standard 42 "Drinking Water Treatment Units - Aesthetic Effects" and NSF Standard 53 "Drinking Water Treatment Units - Health Effects". Based on the NSF test reports, the Water Quality Association in the United States has qualified Fantom to use the Water Quality Association's Gold Seal.

The new appliance has also passed all the testing requirements for CSA International (required for sale in Canada) and is in the final stages of testing with Underwriters Laboratories Inc. in the United States. With its regulatory and microbiological testing complete for Canada, Fantom is preparing to introduce the CALYPSO(TM) product to the Canadian market. Manufacturing is slated to begin at Fantom's Welland plant in the current calendar quarter.

Once testing is completed at Underwriters Laboratories Inc., the Company will be in a position to commence shipping to 48 of the 50 states. Two states, Iowa and California, have separate certification requirements that Fantom is pursuing.

UNIVERSAL THERMAL ENERGY CELL

We are continuing to develop our universal thermal energy cell that is designed to act as a heat pump, converting electrical energy for heating or cooling, or as an electrical generator fed by solar energy or fossil fuels. We expect to have a prototype constructed and ready to be evaluated by a third party in the current fiscal year.

We have an exciting future. Our planned new-product introductions are the realization of three years of extensive research and development efforts. We want to take this opportunity to thank our customers, suppliers, shareholders and employees for their continued enthusiasm and support.

The foregoing information includes certain statements relating to the Company which are forward-looking statements under Section 21E of the United States Securities Exchange Act of 1934. The words "strategy", "plans", "expect", "designed" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements are based on assumptions made by, and information available to, the Company. However, there are important factors that could cause actual results to differ materially from those in such forward-looking statements including, among others, the contingencies arising from the uncertainties which are inherent in the development of new technology and the unanticipated costs and time delays which often arise in the process of developing new products based on innovative technology. The Company does not intend, and assumes no obligation, to update the forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements.

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             Rikki Meggeson                           Allan D. Millman,
          Chair of the Board      President and Chief Executive Officer

February 15, 2001

Consolidated Statements of Income and Retained Earnings

FANTOM TECHNOLOGIES INC.


                                 Six Months Ended                     Three Months Ended
                          December 31 (Unaudited)                December 31 (Unaudited)

                           2000              1999              2000                 1999
Sales               $89,135,006      $117,964,689       $39,458,452          $60,920,152
Cost of goods
Sold                 67,862,313        74,155,615        30,400,864           38,391,416
                     21,272,693        43,809,074         9,057,588           22,528,736
Expenses:
Selling,
general and
administrative       25,275,200        32,055,471        13,469,891           16,900,116
Research and
development             952,088           936,303           365,945              151,929
Finance charges         534,439          (152,111)          320,488              (87,190)
                     26,761,727        32,839,663        14,156,324           16,964,855
Income (loss)
 before income
 taxes               (5,489,034)       10,969,411        (5,098,736)           5,563,881

Income taxes         (2,086,000)        4,059,206        (1,935,517)           2,059,206
Net income (loss)    (3,403,034)        6,910,205        (3,163,219)           3,504,675

Retained earnings
at beginning
of period            31,353,568        31,116,910        30,657,232           34,070,540

Dividends              (913,042)         (905,395)         (456,521)            (453,495)

Retained earnings
at end of period    $27,037,492       $37,121,720       $27,037,492          $37,121,720

Net income (loss)
 per share
- Basic*                 $(0.37)            $0.76            $(0.35)               $0.39
- Fully Diluted          $(0.37)            $0.73            $(0.35)               $0.37

* Basic net income per share has been calculated using the weighted average number of common shares outstanding during the respective periods. For the six months ended December 31, these were 9,130,408 shares for 2000 and 9,072,063 shares for 1999. For the three months ended December 31, these were 9,130,408 shares for 2000 and 9,098,008 shares for 1999.

Effective July 1, 2000 the Corporation retroactively adopted the new accounting standards of the Canadian Institute of Chartered Accountants relating to future income taxes and employee future benefits including pension and non-pension post-employment benefits.

The adoption of these new standards had no material impact on the results of operations or on the financial position as presented in the Financial Statements included with this report.

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.

Financial information in this report is expressed in Canadian dollars, unless otherwise noted.

consolidated balance sheets

FANTOM TECHNOLOGIES INC.


                                                                         December 31
                                                                         (Unaudited)

                                             2000                               1999
ASSETS
Current assets:
Cash and cash equivalents                      $-                         $7,198,478
Trade accounts receivable              19,564,494                         34,220,461
Other receivables                       2,705,331                          2,409,871
Income taxes receivable                  2,539,03                                  -
Inventories                            18,239,955                         22,647,781
Prepaid expenses                        5,290,954                          2,830,556
Future income taxes                             -                          1,114,344
                                       48,339,770                         70,421,491

Deferred development costs,
net of amortization                     5,185,804                          2,549,941
Other assets                            7,777,616                          2,067,400

Property, plant and
equipment, net                         38,139,428                         32,682,688
                                      $99,442,618                        107,721,520

Liabilities and
 Shareholders' Equity
Current liabilities:
Bank indebtedness                      $9,401,121                                  -
Trade accounts payable                 24,446,019                         25,709,320
Other payables and accruals             4,846,710                          8,961,446
Currency hedging exchange gains                 -                          3,011,259
                                       38,693,850                         37,682,025

Currency hedging exchange gains                 -                            357,171
Future income taxes                     4,502,449                          3,852,297
Other liabilities                         220,000                             85,000

Shareholders' equity:
Share capital                          28,988,827                         28,623,307
Retained earnings                      27,037,492                         37,121,720
                                       56,026,319                         65,745,027
                                      $99,442,618                       $107,721,520

Consolidated Statements of
CASH FLOWS

FANTOM TECHNOLOGIES INC.


                                            Six Months Ended                 Three Months Ended
                                     December 31 (Unaudited)            December 31 (Unaudited)

                                         2000            1999             2000                1999
Cash provided by (used for):
Operations:
Net income (loss)                 $(3,403,034)     $6,910,205      $(3,163,219)         $3,504,675
Items not
requiring cash:
Depreciation                        1,783,563       1,785,196          897,142             902,290
Future income taxes                (2,848,156)        601,573       (2,770,751)            452,733
Amortization of deferred
development costs                     160,867         174,643                -              87,322
Change in non-cash
operating working capital          15,639,982      (3,633,938)      13,583,720            (240,168)
Increase
in other assets                    (5,716,466)              -         (603,572)                  -
Increase
in other liabilities                   50,000               -                -                   -
Decrease
in currency hedging
exchange gains                     (2,245,544)     (2,625,191)        (715,928)         (1,628,785)
                                    3,421,212       3,212,488        7,227,392           3,078,067
Financing:
Increase (decrease) in
bank indebtedness                   3,068,621               -       (3,736,186)                  -
Payments on
capital leases                              -         (13,898)               -              (3,594)
Issuance of common
shares and warrant                          -         674,021                -                   -
Dividends paid                       (913,042)       (905,395)        (456,521)           (453,495)
                                    2,155,579        (245,272)      (4,192,707)           (457,089)
Investments:
Additions to property,
plant and equipment                (4,370,614)     (4,545,536)      (2,314,000)         (2,426,283)
Additions to deferred
development costs                  (1,206,177)       (662,407)        (720,685)           (509,219)
                                   (5,576,791)     (5,207,943)      (3,034,685)         (2,935,502)
Increase (decrease)
in cash                                     -      (2,240,727)               -            (314,524)
Cash and cash equivalents,
beginning of period                         -       9,439,206                -           7,513,003
Cash and cash equivalents,
end of period                              $-      $7,198,479               $-         $ 7,198,479

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FANTOM TECHNOLOGIES INC.
Head office and Canadian manufacturing facility:
1110 Hansler Road, P.O. Box 1004
Welland, Ontario  L3B 5S1
Voice: (905) 734-7476  Fax: (905) 734-9955
United States manufacturing facility:
102 Corporate Blvd., Carolina Center Business Park
West Columbia, South Carolina  29169
Voice: (803) 739-1151  Fax: (803) 939-0730
Toronto sales office:
Suite 414, 1 Eva Road, Toronto, Ontario  M9C 4Z5
Voice: (416) 622-9740  Fax: (416) 626-0674
Toronto Stock Exchange: FTM  NASDAQ: FTMTF
Website: www.fantom.com  E-mail: fantom@fantom.com
Transfer Agent & Registrar:
CIBC Mellon Trust Company
320 Bay Street, P.O. Box 1, Toronto, Ontario  M5H 4A1

FANTOM(R) and CALYPSO(TM) are trademarks of Fantom Technologies Inc.


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